Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT ON TRANSACTION BETWEEN RELATED PARTIES

Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco”), in compliance with the provision in Article 30, XXXIII, of CVM Instruction No. 480, of December 9, 2009, as amended (“CVM Instruction 480”), announces to its stockholders and the market in general the following transaction between related parties:

Parties	Itaú Unibanco and Fundação Itaú Unibanco – Previdência Complementar (“Fundação”).
Relationship with the Company	The Fundação is deemed as an Itaú Unibanco’s related party, as it is an entity that manages post-employment benefit plans for Itaú Unibanco Conglomerate's employees.
Subject matter and main terms and conditions

According to the Material Fact disclosed to the market on December 20, 2017, the Fundação opted to sell common shares issued by the Company traded on B3 – Brasil, Bolsa, Balcão by means of an auction, under the terms of CVM Instruction No. 168/91.

In the scope of its stock buyback program (approved at the meeting of the Board of Directors held on December 15, 2017), Itaú Unibanco participated in said auction and purchased 7,400,900 common own shares at the price of R$37.00 per share, totaling R$273,833,300.00.

The purpose of the process of acquisition, by the Company, of its own common shares is to optimize the allocation of capital by means of the efficient investment of the resources available.

Date of the Transaction	The auction was held on December 21, 2017.
Detailed justification of the reasons why the Company’s management considers that the transaction was conducted under commutative conditions or provides for proper compensation

The auction was held on a stock exchange, in accordance with CVM Instruction No. 168/91, and the shares were traded, therefore, with wide transparency and at arm’s length conditions, including with the participation of other interested entities (third parties, with no relationship with the Fundação or Itaú Unibanco), which also acquired shares.

Commutative conditions were evidenced with the compliance with the provision in CVM Instruction No. 567/15, which defines market price as the price average, weighted by volume, in the ten (10) last trading sessions in which the shares were held.

Any participation of the counterparty, its partners or managers in the Company’s decision making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation	Not applicable.

São Paulo (SP), January 2, 2018.

Alexsandro Broedel Lopes

Group Executive Finance Director and Investor Relations Officer